Filed pursuant to Rule 433

Registration Statement No. 333-149623

Final Term Sheet

July 10, 2008

PRICING TERM SHEET

July 10, 2008

Alcoa Inc.

$750,000,000 6.00% Notes due 2013

$750,000,000 6.75% Notes due 2018

Issuer:	Alcoa Inc.

Title of Securities:	6.00% Notes due 2013 (the “2013 Notes”) 6.75% Notes due 2018 (the “2018 Notes”)

Offering Format:	SEC Registered

Trade Date:	July 10, 2008

Settlement Date (T+3):	July 15, 2008

Maturity Date:	2013 Notes: July 15, 2013 2018 Notes: July 15, 2018

Coupon (Interest Rate):	2013 Notes: 6.000% per annum 2018 Notes: 6.750% per annum

Aggregate Principal Amount Offered:	2013 Notes: $750,000,000 2018 Notes: $750,000,000

Price to Public (Issue Price):	2013 Notes: 99.685% of principal plus accrued interest, if any, from July 15, 2008 2018 Notes: 99.684% of principal plus accrued interest, if any, from July 15, 2008

Benchmark Treasury:	2013 Notes: 3.375% of 06/13 2018 Notes: 3.875% of 05/18

Benchmark Treasury Price and Yield:	2013 Notes: 101-12; 3.074% 2018 Notes: 100-21; 3.794%

Spread to Benchmark Treasury:	2013 Notes: +300 bps 2018 Notes: +300 bps

Yield to Maturity:	2013 Notes: 6.074% 2018 Notes: 6.794%

Interest Payment Dates:	2013 Notes: Semi-annually on each January 15 and July 15 commencing January 15, 2009 2018 Notes: Semi-annually on each January 15 and July 15 commencing January 15, 2009

Long-term Debt Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services

Optional Redemption:	2013 Notes: Make-whole at T + 45 bps 2018 Notes: Make-whole at T + 45 bps

Change of Control Offer:	If a change of control triggering event occurs with respect to the 2013 Notes or the 2018 Notes, the Issuer will be required, subject to certain conditions, to make an offer to repurchase the Notes with respect to which the change of control triggering event has occurred at a price equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to the date of repurchase (all as described in the Issuer’s Preliminary Prospectus Supplement dated July 10, 2008 relating to the Notes)

Joint Book-running Managers:	Banc of America Securities LLC Barclays Capital Inc. Citigroup Global Markets Inc. Lehman Brothers Inc.

Lead Co-Manager:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Co-Managers:

ANZ Securities, Inc.

BBVA Securities, Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

BNY Mellon Capital Markets, LLC

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

Morgan Stanley & Co. Incorporated

Greenwich Capital Markets, Inc.

UBS Securities LLC

Managers:	Banca IMI SpA Daiwa Securities America Inc. J.P. Morgan Securities Inc.

CUSIPS:	2013 Notes: 013817 AR2 2018 Notes: 013817 AS0

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting

EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (i) Banc of America Securities LLC toll-free at
1-(800) 294-1322; (ii) Barclays Capital Inc. toll-free at 1-(888) 227-2275, ext. 2663; (iii) Citigroup Global Markets Inc. toll-free at 1-(877) 858-5407, or (iv) Lehman Brothers Inc. toll-free at 1-(888) 603-5847.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.